Exhibit 99.1

MINEFINDERS CORPORATION LTD.
2288 - 1177 West Hastings Street
Vancouver, British Columbia V6E 2K3

February 17, 2012

Dear Securityholder:

You are invited to attend a special meeting of the securityholders of Minefinders Corporation Ltd. to be held on March 26, 2012 at 11:00 in the morning (Pacific time) at the Vancouver Marriott Pinnacle Downtown Hotel, 1128 West Hastings Street, Vancouver, British Columbia.

At this meeting you will be asked to consider the plan of arrangement whereby Pan American Silver Corp. will acquire Minefinders. The accompanying Management Information Circular explains the proposed transaction and provides specific information regarding the special meeting. Please review the entire circular, including all attachments.

The Minefinders board of directors has carefully considered the proposed transaction and has unanimously determined that it is fair to, and in the best interests of, Minefinders and its securityholders. The detailed reasons supporting the fairness conclusion are set out in the circular. The combined company will be the leading growth-oriented, geographically diversified silver and gold producer with a combined market capitalization of approximately $4 billion. It will have an exceptional growth profile, significant mineral reserves and resources, a strong balance sheet and greater access to capital. The Minefinders board of directors recommends that you vote FOR the special resolution approving the arrangement and related matters.

In order to pass, the special resolution approving the arrangement and related matters must receive not less than 66 2/3 percent of the votes cast at the special meeting by Minefinders shareholders voting as a group and by Minefinders shareholders and option holders voting together as a group.

Your vote is very important. Whether or not you plan to attend the special meeting, please vote as soon as possible to ensure your vote is represented at the special meeting. Additionally, by voting now, your prompt response will help to reduce proxy solicitation expenses.

Should you have any questions on information contained in the enclosed documents or require information on voting your shares, please contact Kingsdale Shareholder Services Inc. by telephone at 1-877-659-1818 toll free in North America or 416-867-2272 outside of North America or by e-mail at contactus@kingsdaleshareholder.com.

Sincerely,

/s/ Mark H. Bailey

Mark H. Bailey
President and Chief Executive Officer

Questions and Answers for Securityholders of Minefinders Corporation Ltd.

What is being voted on at the special meeting?	You are being asked to vote on a special resolution to approve an arrangement where Pan American would acquire all the issued shares of Minefinders.
What is required to pass the special resolution?	In order to pass, the special resolution must receive not less than 66 2/3 percent of the votes cast at the special meeting by Minefinders shareholders voting as a group and by Minefinders shareholders and option holders voting together as a group.
Are there additional items on the meeting agenda?	No. The only items on the Minefinders special meeting agenda are approval of the proposed arrangement and related matters.
How will the exchange ratio affect my Minefinders common shares?	If the arrangement proceeds, Minefinders shareholders will receive 0.55 of a Pan American common share and C$1.84 in cash for each Minefinders common share they hold. This means that Minefinders shareholders will receive 55 common shares of Pan American for each 100 common shares of Minefinders plus C$1.84 per share in cash. Shareholders may elect, instead of this combination of shares and cash, to receive (1) shares at an exchange ratio of 0.6235 of a Pan American share plus C$0.0001 for each Minefinders share; or (2) cash only in an amount of C$15.60 per Minefinders share. Both of these elections are subject to maximum cash and share pools of up to approximately 53 million Pan American shares and up to C$178.8 million in cash. A shareholder who makes no election will be considered to have decided to take the preset combination of shares and cash. Those who do make an election to receive all shares or all cash may not receive precisely what they have requested because there is a finite number of shares and cash available to accommodate these elections.
How is the arrangement being carried out?	The arrangement will be carried out as a plan of arrangement under the Ontario Business Corporations Act. An arrangement is a corporate reorganization that requires the approval of a court. If the arrangement is approved at the special meeting of Minefinders and by a majority of Pan American shareholders, and the other conditions specified in the arrangement agreement are satisfied, Minefinders will apply to the court for a final order approving the arrangement. The court will hear evidence as to the fairness of the arrangement to the securityholders of Minefinders as part of the process of granting the final order. If the final order is granted by the court, Minefinders and Pan American are expected to complete the arrangement shortly thereafter. The court having jurisdiction is the Superior Court of Justice of Ontario (Canada) and the matter will be heard in Toronto.

When will the Superior Court of Justice of Ontario consider the arrangement and is a Minefinders securityholder entitled to attend the hearing?	The court will hear an application for the approval of the arrangement once both meetings have been held. The Interim Order granted by the Superior Court of Justice of Ontario and the Notice of Application are included as Appendix D to the Management Information Circular. They are to be read in conjunction with the disclosure in the circular under "Court Approval of the Arrangement”. We urge securityholders to consult their legal advisors regarding any position they wish to take with respect to the court application.
If the special resolution passes, what will happen to Minefinders?	Once all corporate and other approvals are in place and the arrangement becomes effective, Minefinders will become a wholly-owned subsidiary of Pan American. The former Minefinders shareholders will own approximately 33% of the outstanding common shares of the combined company.
If the special resolution fails, what will that mean for Minefinders?	Minefinders would remain an independent company.
Am I able to sell my Minefinders common shares?	Yes. At this time you may continue to buy and sell Minefinders common shares on the Toronto Stock Exchange or the NYSE Amex, the exchanges where the Minefinders common shares are listed.
After the exchange, where will Pan American common shares be traded?	Subject to listing approval from the Toronto Stock Exchange and the Nasdaq, Pan American intends to maintain the listing of its common shares on those exchanges. These are the exchanges where any common shares you receive will be posted and traded.
If the special resolution is approved, when will the transaction be completed?	We anticipate the arrangement will be completed promptly after the securityholders of both companies have met and approved the requisite resolutions and a favourable court order has been granted. We expect this to occur late in March 2012.
What do I need to do?	To support your board's recommendation, PLEASE VOTE.
What happens if I return a signed proxy but do not indicate how I voted?	Your vote will be considered a vote FOR the special resolution.
Can I vote in person?	Yes. If your shares are registered in your name, or if you are a beneficial owner and you have requested a legal proxy, you may attend the special meeting and cast your vote in person. The same applies to option holders.
If my Minefinders common shares are held by my broker, will my broker automatically vote my shares for me?	No. Specific voting instructions must be given to your broker. Information on how to give these instructions is included with these materials and should be carefully followed.
Can I vote by phone or internet?	Please review the enclosed material for instructions for telephone and/or internet voting.

Once I have submitted my proxy, can I change my vote?	Yes. You can change your vote by revoking your proxy by an instrument in writing, executing a new proxy or, if the common shares are registered in your name or you are a beneficial owner and you have requested a legal proxy, you can attend the special meeting and vote in person. The same applies to option holders.
Are holders of Minefinders common shares entitled to rights of dissent?	Yes. Holders of Minefinders common shares are entitled to rights of dissent. The procedure to dissent is described under "Dissent Rights" in the circular. The dissent rights do not apply to option holders.
Who can help answer my questions?	Please contact Kingsdale Shareholder Services Inc. by telephone at 1-877-659-1818 toll free in North America or 416-867-2272 outside of North America or by e-mail at contactus@kingsdaleshareholder.com.